OPKO

April 25, 2012

Via: EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OPKO Health, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1 (File No. 333-177962)

Ladies and Gentlemen:

OPKO Health, Inc. (the “Company”) hereby requests that the effective date of the above-mentioned Registration Statement be accelerated so that the Registration Statement shall become effective at 4:00 P.M. on April 26, 2012, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, OPKO Health, Inc.

By:	/s/ Rao Uppaluri
Rao Uppaluri
Senior Vice President, Chief Financial Officer